Exhibit 99.1

CNFinance Announces Third Quarter of 2019

Unaudited Financial Results

GUANGZHOU, China, November 20, 2019 /PRNewswire/ -- CNFinance Holdings Limited (NYSE: CNF) (“CNFinance” or the “Company”), a leading home equity loan service provider in China, today announced its unaudited financial results for the third quarter ended September 30, 2019.

Third Quarter 2019 Operational and Financial Highlights

•	Total loan origination volume[1] was RMB1,708.8 million (US$239.1 million) during the third quarter of 2019, compared to RMB2,603.2 million in the same period of 2018.
•	Total outstanding loan principal[2] was RMB11.9 billion (US$1.7 billion) as of September 30, 2019, compared to RMB15.8 billion as of December 31, 2018.
•	Total interest and fees income were RMB678.9 million (US$95.0 million) in the third quarter of 2019, compared to RMB1,116.1 million in the same period of 2018.
•	Net income was RMB177.3 million (US$24.8 million) in the third quarter of 2019, compared to RMB234.9 million in the same period of 2018.
•	Basic and diluted earnings per ADS were RMB2.59 (US$0.36) and RMB2.35 (US$0.33), respectively, in the third quarter of 2019, compared to RMB3.80 and RMB3.40, respectively, in the same period of 2018.

“During the third quarter of 2019, we generated total interest and fees income of RMB678.9 million, and net income of RMB177.3 million. We continue to refine our collaboration model and are successfully turning many former competitors into partners. As of September 30, 2019, we have signed cooperation agreements with 1,150 sales partners, 600 of which have already facilitated loans since they joined our platform. Total loan origination volume reached RMB1.7 billion during the third quarter of 2019.

We also continue to explore cooperation opportunities with various financial institutions. During the three months ended September 30, 2019, we deepened cooperation with the existing trust companies and also began to collaborate with two new trust company partners, namely Hunan Trust Co., Ltd and Shaanxi International Trust Co., Ltd. We have successfully facilitated loans for the new trust company partners during this quarter. In addition, we have also proactively reached out to a number of banks and fund companies to discuss potential business opportunities. We will continue to explore opportunities with new funding partners.

As our collaboration model expands to scale and we further reduce funding costs, we believe we are well positioned to provide customers with more affordable and accessible financial services in the future, which will help the development of financial inclusion and further our efforts to meet the financial needs of micro- and small-enterprise owners.”

1 Refers to the total amount of loans CNFinance originated during the relevant period.

2 Refers to the total amount of loans outstanding for CNFinance at the end of the relevant period.

Third Quarter 2019 Financial Results

Total interest and fees income decreased by 39.2% to RMB678.9 million (US$95.0 million) for the third quarter of 2019 from RMB1,116.1 million in the same period of 2018, primarily due to a decrease in the balance of average daily loans outstanding.

Interest and financing service fee on loans decreased by 39.3% to RMB675.5 million (US$94.5 million) for the third quarter of 2019 from RMB1,112.0 million in the same period of 2018, primarily due to the decrease of the loan origination volume, which is a result of the Company’s strategic focus on ensuring loan quality over loan growth and devoting its resources on the new collaboration model. This slowed down the loan facilitation and led to a decrease in the interest and financing service fee on loans.

Interest on deposits with banks decreased by 17.1% to RMB3.4 million (US$0.5 million) for the third quarter of 2019 from RMB4.1 million in the same period of 2018, primarily due to a decrease in the balance of average daily bank deposits in the third quarter of 2019.

Interest expense decreased by 43.5% to RMB294.8 million (US$41.2 million) for the third quarter of 2019, compared to RMB521.5 million in the same period of 2018, primarily due to the decrease in interest-bearing borrowings resulting from a general decrease of the loan origination volume.

Collaboration cost for sales partners increased to RMB57.4 million (US$8.0 million) for the third quarter of 2019 from nil in the third quarter of 2018, primarily due to the development of the new collaboration model started in 2019.

Net interest and fees income after collaboration cost was RMB326.8 million (US$45.8 million) for the third quarter of 2019, a decrease of 45.0% from RMB594.6 million in the same period of 2018.

Provision for credit losses decreased by 36.8% to RMB54.8 million (US$7.6 million) for the third quarter of 2019 from RMB86.7 million in the same period of 2018. The decrease was mainly attributable to the combined effect of (a) the decrease in outstanding principal of non-delinquent loans and loans delinquent within 90 days which resulted in a decrease in collectively assessed allowances and (b) an increase in the amount of NPLs, which led to an increase of provision of NPLs. “NPL” refers to a loan being delinquent for over 90 days.

Other gains, net increased to RMB61.8 million (US$8.6 million) for the third quarter of 2019 from loss of RMB0.1 million in the same period of 2018, primarily attributable to the transfer of loans accounted for as sales. Such transfer improved the Company’s ability in disposing non-performing assets and contributed a net gain of RMB55.3 million.

Total operating expenses decreased by 40.9% to RMB112.7 million (US$15.8 million) for the third quarter of 2019, compared with RMB190.6 million in the same period of 2018.

Employee compensation and benefits decreased by 53.9% to RMB53.0 million (US$7.4 million) for the third quarter of 2019 from RMB114.9 million in the same period of 2018, primarily due to a decrease in the number of sales personnel with the development of the new collaboration model, under which borrowers are introduced by the sales partners who have signed cooperation agreements with us through collaboration model.

Share-based compensation expense decreased by 59.6% to RMB4.0 million (US$0.6 million) for the third quarter of 2019 from RMB9.9 million in the same period of 2018. According to the Company’s share option plan, approximately 60%, 20% and 20% of the option grants vested during 2017, 2018 and 2019, respectively. Related compensation cost of the option grants was recognized over the requisite period.

Taxes and surcharges decreased by 45.6% to RMB11.8 million (US$1.7 million) for the third quarter of 2019 from RMB21.7 million for the same period of 2018, primarily due to the fact that the non-deductible value added tax (“VAT”) decreased from RMB18.7 million in the third quarter of 2018 to RMB8.0 million (US$1.1 million) in the same period in 2019. The decrease of VAT was attributed to the “service fee charged to trust plans” which was a non-deductible item. According to the current regulations in China, “service fees charged to trust plans” led to a 6% VAT on service fees charged to trust plans on the subsidiary level while no input VAT should be recorded as costs on a consolidated trust plan level.

Other expenses increased by 34.9% to RMB35.2 million (US$4.9 million) for the third quarter of 2019 from RMB26.1 million in the same period of 2018, primarily due to (a) the increase in consulting fee paid to professional consultants such as auditor and lawyer during the ordinary course of business and (b) the increase of IT maintenance fee mainly associated with the development of apps and technology platform to facilitate our collaboration model during the period.

Income tax expense decreased by 24.8% to RMB62.0 million (US$8.7 million) for the third quarter of 2019 from RMB82.5 million in the same period of 2018, primarily due to a decrease in the amount of taxable income.

Net income decreased by 24.5% to RMB177.3 million (US$24.8 million) for the third quarter of 2019 from RMB234.9 million in the same period of 2018.

Basic and diluted earnings per ADS were RMB2.59 (US$0.36) and RMB2.35 (US$0.33), respectively, in the third quarter of 2019, compared to RMB3.80 and RMB3.40, respectively, in the same period of 2018. One ADS represents 20 ordinary shares.

As of September 30, 2019, the Company had RMB1.5 billion (US$0.2 billion) of cash and cash equivalents, RMB1.0 billion (US$0.1billion) of which was from structured funds that could only be used to grant new loans and conduct similar activities. As of December 31, 2018, the Company had RMB3.2 billion cash and cash equivalents, RMB2.5 billion of which was from structured funds.

The aggregate delinquency rate for loans originated by the Company, which is calculated by dividing (i) total balance of outstanding loan principal for which any installment payment is past-due (for one or more days) as of a particular date; by (ii) the aggregate total amount of loans we originated since 2014, decreased from 7.6% as of December 31, 2018 to 6.2% as of September 30, 2019.

Business Outlook

For the fourth quarter of 2019, based on the information available as of the date of this press release, we expect net income to be between RMB100 million and RMB150 million.

The above outlook is based on the current market conditions and reflects our current and preliminary estimates of market and operating conditions, which are all subject to substantial uncertainty.

Conference Call

CNFinance's management will host an earnings conference call at 7:00 AM U.S. Eastern Time on Wednesday, November 20, 2019 (8:00 PM Beijing/ Hong Kong Time on Wednesday, November 20, 2019).

Dial-in numbers for the live conference call are as follows:

International:	+1-412-902-4272
Mainland China	+86-4001-201203
United States:	+1-888-346-8982
Hong Kong:	+852-3018-4992
Passcode:	CNFinance

A telephone replay of the call will be available after the conclusion of the conference call until 11:59 PM ET on November 27, 2019.

Dial-in numbers for the replay are as follows:

International:	+1-412-317-0088
United States:	+1-877-344-7529
Passcode:	10136894

A live and archived webcast of the conference call will be available on the Investor Relations section of CNFinance’s website at http://ir.cashchina.cn/.

Statement Regarding Preliminary Unaudited Financial Information

The unaudited financial information set out in this earnings release is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited financial information.

Exchange Rate

The Company’s business is primarily conducted in China and all of the revenues are denominated in Renminbi (“RMB”). This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.1477 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of September 30, 2019. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on September 30, 2019, or at any other rate.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates”, “confident” and similar statements. The Company may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: its goals and strategies, its ability to achieve and maintain profitability, its ability to retain existing borrowers and attract new borrowers, its ability to maintain and enhance the relationship and business collaboration with its trust company partners and to secure sufficient funding from them, the effectiveness of its risk assessment process and risk management system, its ability to maintain low delinquency ratios for loans it originated, and relevant government policies and regulations relating to the Company’s corporate structure, business and industry. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and the Company does not undertake any obligation to update such information, except as required under applicable law.

About CNFinance Holdings Limited

CNFinance Holdings Limited (NYSE: CNF) ("CNFinance" or the "Company") is a leading home equity loan service provider in China. CNFinance facilitates loans by connecting micro- and small-enterprise ("MSE") owners with its funding partners. The Company's primary target borrower segment is MSE owners who own real properties in Tier 1 and Tier 2 cities in China. The loans CNFinance facilitated are primarily funded through a trust lending model with its trust company partners who are well-established with sufficient funding sources and have licenses to engage in lending business nationwide. The Company's risk mitigation mechanism is embedded in the design of its loan products, supported by an integrated online and offline process focusing on risks of both borrowers and collateral and further enhanced by effective post-loan management procedures.

For more information, please contact:

CNFinance

E-mail: ir@cashchina.cn

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com

CNFINANCE HOLDINGS LIMITED

Unaudited condensed consolidated balance sheets

(In thousands)

	December 31, 2018	September 30, 2019
	RMB	RMB	US$
Assets

Cash and cash equivalents (including RMB2,457,243 and RMB959,706 from structured funds as of December 31, 2018 and September 30, 2019, respectively, which could only be used to grant new loans and activities)	3,161,658	1,536,938	215,026
Loans principal, interest and financing service fee receivables (net of allowance of RMB863,038 and RMB1,030,097 as of Dec 31, 2018 and September 30, 2019, respectively)	14,998,286	10,983,937	1,536,709
Available-for-sale investments	682,252	267,549	37,431
Property and equipment	19,166	12,284	1,719
Intangible assets and goodwill	4,176	3,903	546
Deferred tax assets	217,615	262,701	36,753
Deposits	178,218	141,306	19,769
Right-of-use asset (1)	-	41,340	5,784
Other assets	93,346	77,595	10,856

Total assets	19,354,717	13,327,553	1,864,593

Liabilities and shareholders' equity

Interest-bearing borrowings
Borrowings under agreements to repurchase	4,213,900	1,394,499	195,098
Other borrowings	11,110,876	6,589,800	921,947
Accrued employee benefits	42,179	29,666	4,150
Income tax payable	689,415	740,083	103,541
Deferred tax liabilities	1,306	930	130
Lease liability (1)	-	41,340	5,784
Other liabilities	251,486	993,220	138,957

Total liabilities	16,309,162	9,789,538	1,369,607

Ordinary shares	917	917	128
Additional paid-in capital	921,703	933,618	130,618
Retained earnings	2,127,502	2,601,163	363,916
Accumulated other comprehensive Income	(4,567)	2,317	324

Total shareholders' equity	3,045,555	3,538,015	494,986

Total liabilities and shareholders' equity	19,354,717	13,327,553	1,864,593

(1) On January 1, 2019, the company adopted ASC 842, the new lease standard, using the optional transition method.

CNFINANCE HOLDINGS LIMITED

Unaudited condensed consolidated statements of comprehensive income

(In thousands, except for earnings per share and earnings per ADS)

	Three months ended September 30,
	2018	2019	2019
	RMB	RMB	US$
Interest and fees income

Interest and financing service fee on loans	1,112,028	675,479	94,503
Interest on deposits with banks	4,088	3,450	483

Total interest and fees income	1,116,116	678,929	94,986

Interest expense	(521,537)	(294,776)	(41,241)

Net interest and fees income	594,579	384,153	53,745
Collaboration cost for sales partners	-	(57,416)	(8,033)
Net interest and fees income after collaboration cost	594,579	326,737	45,712

Provision for credit losses	(86,673)	(54,863)	(7,676)

Net interest and fees income after collaboration cost and provision for credit losses	507,906	271,874	38,036

Realized gains on sales of investments, net	185	18,250	2,553
Other gains, net	(114)	61,800	8,646

Total non-interest revenue	71	80,050	11,199

Operating expenses
Employee compensation and benefits	(114,933)	(52,994)	(7,414)
Share-based compensation expense	(9,929)	(3,972)	(556)
Taxes and surcharges	(21,734)	(11,771)	(1,647)
Operating lease cost	(15,285)	(8,700)	(1,217)
Offering expenses	(2,653)	-	-
Other expenses	(26,098)	(35,194)	(4,924)

Total operating expenses	(190,632)	(112,631)	(15,758)

Income before income tax	317,345	239,293	33,477
Income tax expense	(82,494)	(61,956)	(8,668)

Net income	234,851	177,337	24,809

Earnings per share
Basic	0.19	0.13	0.02
Diluted	0.17	0.12	0.02
Earnings per ADS (1 ADS equals 20 ordinary shares)
Basic	3.80	2.59	0.36
Diluted	3.40	2.35	0.33

Other comprehensive income
Net unrealized gains/(losses) on available-for-sale investments	529	(1,995)	(279)
Foreign currency translation adjustment	212	8,211	1,149

Comprehensive income	235,592	183,553	25,679